SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 2

Under the Securities Exchange Act of 1934

SEMINIS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

816658108

(CUSIP Number)

Howard S. Kelberg, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005

(212) 530-5530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 816658108	PAGE 2 OF 5 PAGES

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

ALFONSO ROMO GARZA

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
AF, OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 2,323,361 8 Shared Voting Power 40,615,619 9 Sole Dispositive Power 2,323,361 10 Shared Dispositive Power 40,615,619

11	Aggregate Amount Beneficially Owned by Each Reporting Person
42,938,980

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
72%

14	Type of Reporting Person (See Instructions)
IN

Page 2 of 5 Pages

ITEM 3. Source and Amount of Funds or Other Consideration.

               Item 3 is amended as follows:

               As of the date hereof, of the 2,392,153 shares awarded to Mr. Romo under the Restricted Stock Plan, 2,157,361 shares of Class A Common Stock have vested and the remaining 234,792 shares have been returned to the Company. In addition, Mr. Romo has 124,000 options for shares of Class A Common Stock (exercisable within 60 days of the filing of this Amendment No. 2) under the Stock Option Plan.

ITEM 4. Purpose of Transactions.

               Item 4 is amended as follows:

               Mr. Romo, Savia S.A. de C.V., Fideicomiso 167-5 executed with Banca Afirme, S.A., Servasa, S.A. de C.V. and Fox Paine & Company, LLC intend to pursue a potential investment transaction in Seminis and pursuant to which the parties would together acquire the publicly-held shares of Seminis. The parties have entered into a non-binding letter of intent with respect to the foregoing, which is attached as Exhibit A and is incorporated herein by reference.

ITEM 5. Interest in Securities of the Issuer.

               Item 5(a) is amended as follows:

               As of the date hereof, Mr. Romo beneficially owns, in the aggregate, 42,938,980 shares of Class A Common Stock of the Company which include:

(i)	2,157,361 shares of Class A Common Stock owned by Mr. Romo (issued and vested under the Restricted Stock Plan);

(ii)	42,000 shares of Class A Common Stock owned by CAI;

(iii)	40,615,619 shares of Class B Common Stock owned by Savia that are convertible into 40,615,619 shares of Class A Common Stock; and

(iv)	124,000 options to purchase shares of Class A Common Stock owned by Mr. Romo (exercisable within 60 days of the filing of this Amendment No. 2).

The aggregate number of shares beneficially owned by Mr. Romo constitutes 72% of the 59,679,230 shares of Class A Common Stock of the Company (based on 18,939,611 shares of Class A Common Stock outstanding, 40,615,619 shares of Class B Common Stock beneficially owned by Mr. Romo and 124,000 shares of Class A Common Stock that Mr. Romo has the right to acquire upon exercise of options).

               Item 5(b) is amended as follows:

               As of the date hereof, Mr. Romo has the sole power to vote and the sole power to dispose of 2,323,361 shares of Class A Common Stock (including (i) 2,157,361 shares of Class A Common Stock owned by Mr. Romo, (ii) 42,000 shares of Class A Common Stock owned by CAI, and (iii) 124,000 options for shares of Class A Common Stock).

Page 3 of 5 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 6 is amended as follows:

               On December 13, 2002, Mr. Romo entered into the Non-Binding Letter of Intent attached as Exhibit A.

ITEM 7. Material to be Filed as Exhibits.

               The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A: Non-Binding Letter of Intent dated December 13, 2002.

Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2002

By:	/s/Alfonso Romo Garza
Name: Alfonso Romo Garza

Page 5 of 5 Pages